UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

TENBY PHARMA INC.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
None
(CUSIP Number)
Philippe Boulangeat
Sirion Therapeutics, Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
Copy to:

Mark A. Danzi, Esq.
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, Suite 3700
Tampa, FL 33602

September 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect for the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No.	None	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Philippe Boulangeat

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	France

	7	SOLE VOTING POWER:

NUMBER OF		312,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		312,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	312,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(Page 1 of 5)

Item 1. Security and Issuer
     This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”), of Tenby Pharma Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.
Item 2. Identity and Background
     (a) The name of the person filing this Schedule 13D is Philippe Boulangeat (the “Reporting Person”).
     (b) The business address of the Reporting Person is 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.
     (c) The Reporting Person is the Chief Business Officer of the Issuer, which is located at 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619 and whose principal business is to engage in research, discovery, development and commercialization of pharmaceutical products and medical devices focused on the ophthalmic market and to provide contract clinical, research and other services to ophthalmic pharmaceutical companies.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the France.
Item 3. Source and Amount of Funds or Other Consideration
     On September 13, 2006, the Reporting Person entered into a Contribution Agreement (the “Contribution Agreement”) among the Issuer, Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion”), and the stockholders of Sirion, including the Reporting Person (the “Sirion Stockholders”), pursuant to which, among other things, the Sirion Stockholders contributed 100% of the issued and outstanding capital stock of Sirion to the Issuer in exchange for the Issuer’s issuance to them of shares of the Common Stock and shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”).
     Pursuant to the Contribution Agreement, the Reporting Person acquired 312,500 shares of Common Stock in exchange for 25,000 shares of Sirion’s common stock.
     References to, and descriptions of, the Contribution Agreement, as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Contribution Agreement included as Exhibit 1 to this Schedule 13D, and incorporated in this Item 3 in its entirety where such references and descriptions appear.
Item 4. Purpose of the Transaction
     The purpose of the transactions contemplated by the Contribution Agreement, including the

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acquisition by the Reporting Person of 312,500 shares of Common Stock (collectively, the “Contribution Transaction”), was to cause (i) the former Sirion stockholders to acquire control of the Issuer and (ii) Sirion to become a wholly-owned subsidiary of the Issuer.
     As a result of the Contribution Transaction, the Issuer ceased being a shell company. Accordingly, the Reporting Person anticipates that the Issuer and its stockholders and/or board of directors, as the case may be, will approve and adopt an amended and restated charter, amended and restated bylaws and an employee stock option plan.
Item 5. Interest in Securities of Issuer
     (a) Based on the information provided by the Issuer, there were 3,577,833 shares of the Issuer’s Common Stock as of September 13, 2006. The Reporting Person beneficially owns 312,500 shares of Common Stock, representing 8.73% of the Issuer’s outstanding shares of Common Stock.
     (b) The Reporting Person has the sole power to vote and dispose of, or direct the vote and disposition of, the 312,500 shares of Common Stock owned by the Reporting Person.
     (c) The 312,500 shares of Common Stock owned by the Reporting Person were acquired by the Reporting Person on September 13, 2006 pursuant to the Contribution Agreement described in Item 3 above.
     (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 312,500 shares of Common Stock owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
Investors’ Rights Agreement
     On September 13, 2006, the Issuer entered into an Investors’ Rights Agreement with North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, “North Sound”), Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc. (d/b/a NovaQuest), The Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Randy Milby and the Reporting Person (collectively, the “Investors”), pursuant to which, among other things, the Issuer agreed to provide the Investors with rights to require the Issuer to register with the SEC the resale of shares of the Common Stock held by, or issuable to the Investors upon conversion of the Issuer’s Series A Preferred Stock, subject to certain conditions.
     Pursuant to the Investors’ Rights Agreement, the Investors agreed not to transfer any of their shares of the Issuer’s Series A Preferred Stock or Common Stock for a period of one year, except, in the case of North Sound, to a single investor in a privately negotiated transaction that is exempt from registration requirements pursuant to federal and state securities laws. However, if the Issuer’s board of directors determines that any such privately negotiated sale would have a material, negative impact on any ongoing active financing, then any such transfer by North Sound would require the Issuer’s consent. Additionally, if North Sound proposes to sell its shares of the Issuer’s Series A Preferred Stock or Common Stock pursuant to a privately negotiated transaction, then North Sound is required to provide the Issuer with a right of first offer to purchase the shares proposed to be transferred at the same price and on the same terms as proposed by North Sound.
     Additionally, pursuant to the Investors’ Rights Agreement, the Issuer has provided the Investors

(Page 3 of 5)

with a right of first offer to purchase up to all of any shares of the Issuer’s Common Stock or other securities proposed to be offered by the Issuer, subject to customary exceptions. The Investors’ right of first offer shall terminate upon the consummation by the Issuer of a bona fide firm commitment underwritten public offering which results in aggregate gross proceeds to the Issuer of at least $35,000,000.
     The registration rights, restrictions on transfer and right of first offer on proposed securities offerings by the Issuer set forth in the Investors’ Rights Agreement apply to approximately 8,276,160 shares of the Issuer’s capital stock.
     References to, and descriptions of, the Investors’ Rights Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Investors’ Rights Agreement included as Exhibit 2 to this Schedule 13D, and incorporated in this Item 6 in its entirety where such references and descriptions appear.
Escrow Agreement
     117,187 of the shares of Common Stock beneficially owned by the Reporting Person are being held in escrow (the “Escrow Shares”) pursuant to the terms of an Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Inc., a former Delaware corporation (“Sytera”), and Barry Butler, as stockholder representative for certain stockholders of Sirion (the “Escrow Agreement”). The Escrow Agreement was entered into in connection with a merger between Sirion and Sytera consummated on July 5, 2006, pursuant to which Sytera was merged with and into Sirion, Sirion continued as the surviving corporation and the separate legal existence of Sytera ceased (the “Merger”). As a stockholder of Sirion at the time of the Merger, the Reporting Person was required to place the Escrow Shares into such escrow as security for its indemnification obligations to the former stockholders of Sytera in connection with the Merger. In the event that the Reporting Person is required to indemnify such former Sytera stockholders for any breach of any representation, warranty or covenant in connection with the Merger, such indemnification obligation would be satisfied by the Reporting Person transferring all or a portion of the Escrow Shares to such former Sytera stockholders. The Escrow Shares will be released from escrow and the indemnification obligations will terminate on July 4, 2007 (other than with respect to any claims pending as of such date).
     References to, and descriptions of, the Escrow Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Escrow Agreement included as Exhibit 3 to this Schedule 13D, and incorporated in this Item 6 in its entirety where such references and descriptions appear.
Item 7. Material to be Filed as Exhibits
     The following documents are filed as exhibits hereto:

Exhibit 1.	Contribution Agreement, dated September 13, 2006, by and among the Issuer, Sirion and the stockholders of Sirion

Exhibit 2.	Investors’ Rights Agreement, dated September 13, 2006, by and among the Issuer, North Sound, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc., The Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Randy Milby and the Reporting Person

Exhibit 3.	Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Barry Butler, as stockholder representative for certain stockholders of Sirion, and the Bank of New York, as escrow agent.

(Page 4 of 5)

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006	/s/ Philippe Boulangeat
Philippe Boulangeat

(Page 5 of 5)

EXHIBIT INDEX

Exhibit 1.	Contribution Agreement, dated September 13, 2006, by and among the Issuer, Sirion and the stockholders of Sirion

Exhibit 2.	Investors’ Rights Agreement, dated September 13, 2006, by and among the Issuer, North Sound, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc., The Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Randy Milby and the Reporting Person

Exhibit 3.	Escrow Agreement, dated July 5, 2006, by and among Sirion, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, Barry Butler, as stockholder representative for certain stockholders of Sirion, and the Bank of New York, as escrow agent